Exhibit 3.1

PROCESSA PHARMACEUTICALS, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of Processa Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), at a meeting duly called and held on July 27, 2026, which resolution provides for the creation of a series of the Corporation’s preferred stock, par value $0.0001 per share, which is designated as “Series A Non-Voting Convertible Preferred Stock,” with the preferences, rights and limitations set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation.

WHEREAS: the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), provides for a class of its authorized stock known as Preferred Stock, consisting of 1,000,000 shares, $0.0001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series.

RESOLVED: that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a new series of Preferred Stock of the Corporation be, and hereby is authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of 307,063.330 shares of “Series A Non-Voting Convertible Preferred Stock” pursuant to the terms of (A) the Agreement and Plan of Merger, dated on or around the date hereof, by and among the Corporation, Venus Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Corporation, Venus Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Corporation, and Vidya Therapeutics, Inc., a Delaware corporation (the “Merger Agreement”), and (B) the Securities Purchase Agreement, dated on or around the date hereof, by and among the Corporation and the initial Holders (as defined below) (the “Purchase Agreement”), and (iii) the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all classes and series, as follows:

TERMS OF SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

1. Definitions. For purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act of 1933, as amended.

“Attribution Parties” means, with respect to each Holder, its Affiliates and any other Person whose beneficial ownership of Common Stock would be aggregated with such Holder’s for purposes of Section 13(d) of the Exchange Act, including shares held by any “group” of which such Holder is a member; provided, for the avoidance of doubt, that for purposes of Section 6.1 (including any Beneficial Ownership Statement delivered in accordance therewith) any group that may be formed solely by reason of a Support Agreement (as defined in the Merger Agreement) or other agreement or arrangement that will terminate upon the Corporation’s receipt of the Stockholder Approval (as defined below) shall be disregarded.

“Bloomberg” means the reporting service provided by Bloomberg L.P. or its subsidiaries or an equivalent, reliable reporting service mutually acceptable to and hereafter designated by the Required Holders (as defined below) and the Corporation.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York or California are authorized or required by law or other governmental action to close.

“Buy-In” shall have the meaning set forth in Section 6.4.4.

“Closing Sale Price” means, for any security as of any date, the last closing trade price for such security immediately prior to 4:00 p.m., New York City time, on the principal Trading Market where such security is listed or traded, as reported by Bloomberg, or if the foregoing do not apply, the last trade price reported for such security on the OTCQX Market, the OTCQB Market or Pink Open Market of OTC Markets Group (or, in each case, any successor to such market) (collectively, the “OTC Markets”) , or, if no last trade price is reported for such security by Bloomberg and no last trade price is reported on an OTC Market, the average of the bid prices of any market makers for such security as reported on the OTC Markets. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the “Closing Sale Price” of such security on such date shall be the fair market value as determined in good faith by the Board of Directors of the Corporation.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series A Non-Voting Preferred Stock in accordance with the terms hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).

“Holder” means a holder of shares of Series A Non-Voting Preferred Stock.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Person” means any individual, corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, or Governmental Body.

“Series A Non-Voting Liquidation Amount” means, with respect to each share of Series A Non-Voting Convertible Preferred Stock, an amount equal to $0.0001.

“Trading Day” means a day on which shares of Common Stock are traded for any period on the principal Trading Market for the Common Stock. If the Common Stock is not listed or traded on any Trading Market, the term “Trading Day” shall mean a Business Day.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

2. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as the Corporation’s Series A Non-Voting Convertible Preferred Stock (the “Series A Non-Voting Preferred Stock”) and the number of shares so designated shall be 307,063.330. Each share of Series A Non-Voting Preferred Stock shall have a par value of $0.0001 per share.

3. Dividends. Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of the Series A Non-Voting Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Beneficial Ownership Limitation (as defined below)) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on shares of the Common Stock. Other than as set forth in the previous sentence, no other dividends shall be paid on shares of Series A Non-Voting Preferred Stock, and the Corporation shall pay no dividends (other than dividends payable in the form of Common Stock) on shares of the Common Stock unless it simultaneously complies with the previous sentence.

4. Voting Rights.

4.1 Except as otherwise provided herein or as otherwise required by the DGCL, the Series A Non-Voting Preferred Stock shall have no voting rights. However, as long as any shares of Series A Non-Voting Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Non-Voting Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series A Non-Voting Preferred Stock or alter or amend this Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or Amended and Restated Bylaws of the Corporation, or file any certificate of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, in each case, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Non-Voting Preferred Stock relative to the Common Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue additional shares of Series A Non-Voting Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series A Non-Voting Preferred Stock, (iii) prior to the Automatic Conversion (as defined below), consummate either: (A) any Fundamental Transaction (as defined below) or (B) any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into, another Person in which the stockholders of the Corporation immediately before such transaction do not hold at least a majority of the voting power of the capital stock of the Corporation or surviving corporation or the parent entity of the Corporation or surviving corporation immediately after such transaction or in which the Corporation or the surviving corporation issues securities in such transaction that represent, or are convertible into securities representing, more than a majority of the voting power of the Corporation immediately before such transaction (a “Change of Control Transaction”), (iv) prior to the Automatic Conversion, authorize or issue any class or series of stock that has powers, preferences or rights that are senior to those of the Series A Non-Voting Preferred Stock, (v) amend, waive or modify the Merger Agreement in any manner that would be reasonably likely to prevent, impede or materially delay the Stockholder Approval or the Automatic Conversion (as defined below) or (vi) enter into any agreement with respect to any of the foregoing. For the avoidance of doubt, no approval under this Section 4.1 shall be required in connection with the consummation of the transactions contemplated by the Purchase Agreement or the Merger Agreement, including the issuance of shares of Series A Non-Voting Preferred Stock thereunder. Holders of shares of Common Stock acquired upon the conversion of shares of Series A Non-Voting Preferred Stock shall be entitled to the same voting rights as each other holder of Common Stock, except that such holders may not vote such shares upon the proposal for Stockholder Approval in accordance with Rule 5635 of the listing rules of Nasdaq.

4.2 Any vote required or permitted under Section 4.1 may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting, provided that the consent is executed by Holders representing a majority of the then-outstanding shares of Series A Non-Voting Preferred Stock.

5. Rank; Liquidation.

5.1 The Series A Non-Voting Preferred Stock shall rank (i) senior to the Common Stock solely to the extent of the Series A Non-Voting Liquidation Amount per share, and (ii) on parity with the Common Stock in all other respects, in each case, as to dividends or distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

5.2 Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), each Holder shall be entitled to receive, prior and in preference to any distribution to the holders of Common Stock, out of the assets of the Corporation, whether capital or surplus, an amount equal to the Series A Non-Voting Liquidation Amount for each share of Series A Non-Voting Preferred Stock held by such Holder, plus an amount equal to any dividends declared on but unpaid to such shares (the “Preference Amount”). After payment in full of the Preference Amount to all Holders, the remaining assets of the Corporation available for distribution shall be distributed among the Holders and the holders of Common Stock, with each Holder receiving the same amount per share that a holder of Common Stock would receive if the Series A Non-Voting Preferred Stock were fully converted (disregarding for such purpose any Beneficial Ownership Limitations) to Common Stock, which amounts shall be paid pari passu with all holders of Common Stock. If, upon any such Liquidation, the assets of the Corporation shall be insufficient to pay the Preference Amount in full to all Holders, then all assets of the Corporation available for distribution shall be distributed ratably among the Holders in proportion to the full Preference Amount each such Holder would otherwise be entitled to receive. If, upon any such Liquidation, the assets of the Corporation remaining after payment in full of the Preference Amount shall be insufficient to pay the Holders and the holders of Common Stock the full amounts they would otherwise be entitled to receive, then all such remaining assets shall be distributed ratably to the Holders and the holders of Common Stock in accordance with the respective amounts that would be payable on all such securities if all amounts payable thereon were paid in full. For the avoidance of any doubt, a Fundamental Transaction shall not be deemed a Liquidation unless the Corporation expressly declares that such Fundamental Transaction shall be treated as if it were a Liquidation.

6. Conversion.

6.1 Automatic Conversion on Stockholder Approval. Effective as of 5:00 p.m. Eastern time on the third (3rd) Business Day after the date that the Corporation obtains the Requisite Stockholder Approval (as defined in the Purchase Agreement) (the “Stockholder Approval”), each share of Series A Non-Voting Preferred Stock then outstanding shall automatically convert into a number of shares of Common Stock equal to the Conversion Ratio (as defined below), subject to the Beneficial Ownership Limitation applicable to the Holder thereof (the “Automatic Conversion”). The Corporation shall inform each Holder of the occurrence of the Stockholder Approval and the effective date of the Automatic Conversion within one (1) Business Day following such Stockholder Approval via the filing with the Commission of a Current Report on Form 8-K publicly disclosing the same. At least fifteen (15) days prior to the date of the Automatic Conversion or, in the case of an Additional Automatic Conversion (as defined below), at least ten (10) days prior to the date of such Additional Automatic Conversion, the Corporation shall request (a “Beneficial Ownership Request”) from each Holder a written notice (which may be provided by email) of the number of shares of Common Stock then beneficially owned by such Holder and any of its Attribution Parties (a “Beneficial Ownership Statement”). For such purposes, the number of shares beneficially owned by each Holder and its Attribution Parties will be determined in a manner consistent with Section 6.3 hereof. In determining the application of the Beneficial Ownership Limitations solely with respect to the Automatic Conversion and any Additional Automatic Conversion, the Corporation shall calculate beneficial ownership for each Holder taking into account the beneficial ownership by such Holder of: (x) the number of shares of Common Stock issuable to such Holder or its Attribution Parties in such Automatic Conversion or such Additional Automatic Conversion (as applicable), plus (y) any additional shares of Common Stock beneficially owned by such Holder or its Attribution Parties as set forth in such Holder’s Beneficial Ownership Statement and assuming the conversion of all shares of Series A Non-Voting Preferred Stock held by all other Holders less the aggregate number of shares of Series A Non-Voting Preferred Stock held by all other Holders that will not convert into shares of Common Stock on account of the application of any Beneficial Ownership Limitations applicable to any such other Holders. If, following the Corporation’s delivery of a Beneficial Ownership Request, a Holder does not provide a Beneficial Ownership Statement at least ten (10) days prior to the date of Stockholder Approval (or, in the case of an Additional Automatic Conversion, within five (5) days following the Corporation’s delivery of such Beneficial Ownership Request), the Corporation shall be entitled to presume such Holder’s beneficial ownership of Common Stock (excluding the Conversion Shares) to be zero. The shares of Series A Non-Voting Preferred Stock that are converted in the Automatic Conversion or any Additional Automatic Conversion are referred to as the “Converted Stock”. Each delivery of a Beneficial Ownership Statement by a Holder will constitute a representation by such Holder that the information therein is true and correct in all material respects and that such Holder has provided the information contained therein in a manner consistent with this paragraph. The Corporation shall be entitled to rely on the information contained in the Beneficial Ownership Statement delivered by a Holder unless and until such Holder notifies the Corporation, in writing, of any changes to the information contained therein. For the avoidance of doubt, any shares of Series A Non-Voting Preferred Stock that are not automatically converted pursuant to the Automatic Conversion as a result of a Beneficial Ownership Limitation shall remain outstanding until such shares of Series A Non-Voting Preferred Stock are converted pursuant to Section 6.2 or pursuant to an Additional Automatic Conversion (as defined below). From time to time following the date of the Automatic Conversion, but in no event more than once in any six (6)-month period, the Corporation may deliver written notice (an “Additional Automatic Conversion Notice”) to each holder of record of Series A Non-Voting Preferred stock that the Corporation is electing to effect additional automatic conversions of the Series A Non-Voting Preferred Stock into Common Stock (“Additional Automatic Conversions”) pursuant to this Section 6.1. Each Additional Automatic Conversion Notice shall include a request that each Holder deliver an updated Beneficial Ownership Statement (and shall constitute a Beneficial Ownership Request), and upon delivery thereof the Corporation and each Holder shall comply with the provisions of this Section 6.1 applicable to Additional Automatic Conversions. Each Additional Automatic Conversion shall be effective on the date specified by the Corporation in the Additional Automatic Conversion Notice; provided that such date shall be at least ten (10) days after the date of such Additional Automatic Conversion Notice. The Conversion Shares shall be issued as follows:

6.1.1 Converted Stock that is registered in book entry form shall be automatically cancelled upon the Automatic Conversion or any Additional Automatic Conversion and converted into the corresponding Conversion Shares, which shares shall be issued in book entry form to the Holders within one (1) Business Day following the effectiveness of the Automatic Conversion or Additional Automatic Conversion, as applicable, without any action on the part of the Holders.

6.1.2 Converted Stock that is issued in certificated form shall be deemed converted into the corresponding Conversion Shares on the date of Automatic Conversion or Additional Automatic Conversion, as applicable, and the Holder’s rights as a holder of such shares of Converted Stock shall cease and terminate on such date, excepting only the right to receive the Conversion Shares within two (2) Business Days following the effectiveness of the Automatic Conversion or Additional Automatic Conversion, as applicable. Without delaying the delivery of the Conversion Shares, the Holder shall as soon as practicable (and in any event within three (3) Business Days) following the effectiveness of the Automatic Conversion or Additional Automatic Conversion, as applicable, tender to the Corporation (or its designated agent) the stock certificate(s) (duly endorsed) representing such certificated Converted Stock.

6.1.3 Notwithstanding the cancellation of the Converted Stock upon the Automatic Conversion, Holders of Converted Stock shall continue to have any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation prior to the Automatic Conversion. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert the Converted Stock.

6.2 Conversion at Option of Holder. Subject to Section 6.1, Section 6.4 and Section 6.5.3, each share of Series A Non-Voting Preferred Stock then outstanding shall be convertible, at any time and from time to time following the earlier of (i) 5:00 p.m. Eastern time on the third (3rd) Business Day after the date that the Stockholder Approval is obtained by the Corporation and (ii) solely for purposes of effecting a cash settlement pursuant to Section 6.5.3, the date that is nine (9) months after the initial issuance date of the Series A Non-Voting Preferred Stock, at the option of the Holder thereof, into a number of shares of Common Stock equal to the Conversion Ratio, subject to the Beneficial Ownership Limitation (each, an “Optional Conversion”). Holders shall effect Optional Conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), duly completed and executed by such Holder. Provided (x) the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, (y) the Corporation is obligated to remove any restrictive legend from the Conversion Shares issuable upon such conversion pursuant to Section 5.5 of the Purchase Agreement or Section 4.17 of the Merger Agreement and such Conversion Shares are not otherwise subject to affiliate or lock-up legends and (z) the cash settlement provisions of Section 6.5.3 do not apply to such conversion, the Notice of Conversion shall specify, at the Holder’s election, whether the applicable Conversion Shares shall be issued and delivered by (A) crediting such Conversion Shares to the account of the Holder’s prime broker with DTC through its Deposit/Withdrawal At Custodian system (a “DWAC Delivery”), (B) registering such Conversion Shares in the Holder’s (or its designee’s) name in book-entry form or (C) delivering physical stock certificates representing such Conversion Shares, issued in the name of the Holder (or its designee). The date on which an Optional Conversion shall be deemed effective (the “Conversion Date”) shall be the Trading Day that the Notice of Conversion, completed and executed, is sent via email to, and received prior to 5:00 p.m. (New York City time) by, the Corporation (with the Conversion Date in respect of any Notice of Conversion received by the Corporation at or after 5:00 p.m. (New York City time) on a Trading Day, or on any day that is not a Trading Day, being the Trading Day immediately succeeding the date of such receipt). The Holder shall not be required to physically surrender any stock certificate to the Corporation until the Holder has converted all of the Series A Non-Voting Preferred Stock represented by such certificate, in which case, the Holder shall surrender its stock certificate to the Corporation for cancellation no later than three (3) Trading Days following the date the final Notice of Conversion is delivered to the Corporation. Execution and delivery of a Notice of Conversion shall have the same effect as cancellation of the original stock certificate and issuance of a new stock certificate evidencing the right to purchase the remaining number of Conversion Shares, if any. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

6.3 Conversion Ratio. The “Conversion Ratio” for each share of Series A Non-Voting Preferred Stock shall be 1,000 shares of Common Stock issuable upon the conversion (the “Conversion”) of each share of Series A Non-Voting Preferred Stock (corresponding to a ratio of 1,000:1), subject to adjustment as provided herein.

6.4 Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Corporation shall not effect any conversion of any share of Series A Non-Voting Preferred Stock, including pursuant to Section 6.1, and a Holder shall not have the right to convert any portion of the Series A Non-Voting Preferred Stock, to the extent that, after giving effect to such attempted conversion, such Holder, together with such Holder’s Attribution Parties, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by each Holder and its Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Series A Non-Voting Preferred Stock subject to the Notice of Conversion or Automatic Conversion, as applicable, with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Series A Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained in this Section 6.4 (and provide for a maximum beneficial ownership percentage that is less than or equal to the Beneficial Ownership Limitation applicable to such Holder). For purposes of this Section 6.4, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission, and the terms “beneficial ownership” and “beneficially own” have the meanings ascribed to such terms therein. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Section 6.4, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (a) the Corporation’s most recent periodic or annual filing with the Commission, as the case may be, (b) a more recent public announcement by the Corporation that is filed with the Commission, or (c) a more recent notice by the Corporation or the Corporation’s transfer agent to the Holder setting forth the number of shares of Common Stock then outstanding. Upon the written request of a Holder (which may be by email), the Corporation shall, within two (2) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to any actual conversion or exercise of securities of the Corporation, including shares of Series A Non-Voting Preferred Stock, by such Holder or its Attribution Parties since the date as of which such number of outstanding shares of Common Stock was last publicly reported or confirmed to the Holder. The “Beneficial Ownership Limitation” shall initially be set at the discretion of each Holder to a percentage designated by such Holder on its signature page to the Purchase Agreement or provided by written notice to the Corporation and otherwise between 4.9% and 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock pursuant to the Automatic Conversion or such Notice of Conversion (as applicable), to the extent permitted pursuant to this Section 6.4. If a Holder has not designated its Beneficial Ownership Limitation at the time of issuance of the Series A Non-Voting Preferred Stock, the Beneficial Ownership Limitation shall initially be set at 9.9%. Each delivery of a Notice of Conversion by a Holder will constitute a representation by such Holder that it has evaluated the limitation set forth in this paragraph and determined that the issuance of the full number of shares of Common Stock requested in such Notice of Conversion is permitted under this paragraph (the “Beneficial Ownership Representation”). The Corporation shall be entitled to rely on the Beneficial Ownership Representation and any other representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Corporation (email being sufficient), (1) which will not be effective until the sixty-first (61st) day after such written notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a higher percentage, not to exceed 19.99%, to the extent then applicable, and (2) which will be effective immediately after such notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a lower percentage than was in effect for such Holder prior to such written notice. Upon such a change by a Holder of the Beneficial Ownership Limitation, not to exceed 19.99%, the Beneficial Ownership Limitation may not be further amended by such Holder without first providing the minimum notice required by this Section 6.4.

6.5 Mechanics of Conversion.

6.5.1 Delivery of Certificate or Electronic Issuance. Upon any Optional Conversion, not later than two (2) Trading Days after the applicable Conversion Date, or if the Holder requests the Conversion of shares of Series A Non-Voting Preferred Stock represented by physical stock certificate(s), fifteen (15) Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the “Share Delivery Date”), the Corporation shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Series A Non-Voting Preferred Stock or a statement reflecting the registration of such Conversion Shares in the Holder’s (or its designee’s) name in book-entry form, as applicable, or (b) in the case of a DWAC Delivery (if so requested by the Holder and permitted hereunder), electronically transfer such Conversion Shares by crediting the account of the Holder’s prime broker with DTC through its DWAC system. If in the case of any Notice of Conversion such certificate or certificates or statements, as applicable, for the Conversion Shares are not delivered to or as directed by or, in the case of a DWAC Delivery (to the extent permitted hereunder), such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the Corporation at any time on or before its receipt of such certificate or certificates or statements for Conversion Shares or electronic receipt of such shares, as applicable, in which event the Corporation shall promptly return to such Holder any original Series A Non-Voting Preferred Stock certificate delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Stock certificates or otherwise direct the return of any shares of Common Stock delivered to the Holder through the DWAC system or in book-entry notation on the books of the Corporation’s transfer agent, representing the shares of Series A Non-Voting Preferred Stock unsuccessfully tendered for conversion to the Corporation.

6.5.2 Obligation Absolute. Subject to Section 6.4 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1, the Corporation’s obligation to issue and deliver the Conversion Shares (or cash, to the extent provided in Section 6.5.3) upon conversion of Series A Non-Voting Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares. Subject to Section 6.4 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1, in the event a Holder shall elect to convert any or all of its Series A Non-Voting Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series A Non-Voting Preferred Stock of such Holder shall have been sought and obtained by the Corporation, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the Conversion Shares into which would be converted the Series A Non-Voting Preferred Stock which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall, subject to Section 6.4 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1, issue Conversion Shares upon a properly noticed conversion.

6.5.3 Cash Settlement. Notwithstanding any contrary provision contained in Section 6.2, if, at any time after the date that is six (6) months after the initial issuance of shares of Series A Non-Voting Preferred Stock, the Corporation fails to deliver or cause to be delivered to a Holder such certificates or statements, or electronically deliver (of cause its transfer agent to electronically deliver) the Conversion Shares pursuant to Section 6.5.1 on or prior to the Share Delivery Deadline (as defined below) applicable to such Conversion (other than a failure caused by (a) incorrect or incomplete information or documentation provided by the Holder to the Corporation or its transfer agent, (b) the failure of the Holder’s prime broker to timely initiate a DWAC deposit of the Conversion Shares into the Holder’s account or (c) the application of the Beneficial Ownership Limitation), and such Holder delivers a properly completed and executed Notice of Conversion, then, unless such Holder has rescinded the applicable Notice of Conversion pursuant to Section 6.5.1, the Corporation shall, in lieu of delivering the Conversion Shares otherwise issuable upon such Conversion, at the request of such Holder, pay out of funds legally available therefor an amount of cash by wire transfer of immediately available funds to the account designated by such Holder equal to the Fair Value (as defined below) of such undelivered shares, with such payment to be made within two (2) Business Days from the date of request by the Holder, and the Corporation shall have no obligation to deliver the Conversion Shares otherwise issuable pursuant to such Notice of Conversion. Upon the payment of such amount the shares of Series A Non-Voting Preferred Stock sought to be converted pursuant to such Notice of Conversion shall be deemed cancelled and shall not be reissued as a share of Series A Non-Voting Preferred Stock (the “Cancellation Date”). For purposes of this Section 6.5.3, the “Fair Value” of shares shall be the average of the Closing Sale Prices for the Common Stock on the ten (10) Trading Days immediately prior to the Conversion Date applicable to the Notice of Conversion in respect of which such cash payment is being made. The “Share Delivery Deadline” shall mean, (i) in the case of a Conversion Notice delivered on or after the (3rd) Business Day after the date that the Corporation obtains the Stockholder Approval, the thirtieth (30th) day after the Share Delivery Date in respect of such Conversion Notice and (ii) in the case of a Conversion Notice delivered before the (3rd) Business Day after the date that the Corporation obtains the Stockholder Approval, the first (1st) Trading Day after the Share Delivery Date in respect of such Conversion Notice.

6.5.4 Buy-In on Failure to Timely Deliver Certificates. If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Share Delivery Date pursuant to Section 6.5.1 (other than a failure caused by incorrect or incomplete information provided by Holder to the Corporation or its transfer agent, the failure of the Holder’s prime broker to initiate a DWAC deposit or the application of the Beneficial Ownership Limitation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then, to the extent the Corporation has cash legally available therefor, the Corporation shall (i) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (a) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (b) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (ii) at the option of such Holder, either reissue (if surrendered) the shares of Series A Non-Voting Preferred Stock equal to the number of shares of Series A Non-Voting Preferred Stock submitted for conversion or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.5.1. For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series A Non-Voting Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (i) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation with written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series A Non-Voting Preferred Stock as required pursuant to the terms hereof or the cash settlement remedy set forth in Section 6.5.3; provided, however, that the Holder shall not be entitled to both (A) require the reissuance of the shares of Series A Non-Voting Preferred Stock submitted for conversion for which such conversion was not timely honored and (B) receive the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.5.1.

6.5.5 Reservation of Shares Issuable Upon Conversion. The Corporation covenants that at all times it will reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Non-Voting Preferred Stock, subject to receipt of the Stockholder Approval, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders, not less than such aggregate number of shares of Common Stock as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Series A Non-Voting Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be issuable upon conversion of the Series A Non-Voting Preferred Stock shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

6.5.6 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Non-Voting Preferred Stock, no certificates or scrip for any such fractional shares shall be issued and no cash shall be paid for any such fractional shares. Any fractional shares of Common Stock that a Holder of Series A Non-Voting Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional shares of Common Stock issuable to such Holder and any remaining fractional shares shall be rounded up to the nearest whole share. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Non-Voting Preferred Stock the Holder seeks to convert into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

6.5.7 Transfer Taxes. The issuance of certificates for shares of the Common Stock upon conversion of the Series A Non-Voting Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates; provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Series A Non-Voting Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.6 Status as Stockholder. Upon each Conversion Date, effective date of the Automatic Conversion, the effective date of each Additional Automatic Conversion or Cancellation Date, as applicable, (i) the shares of Series A Non-Voting Preferred Stock being converted shall be deemed converted into (x) shares of Common Stock or (y) the right to receive cash in accordance with Section 6.5.3, as applicable, and (ii) the Holder’s rights as a holder of such converted shares of Series A Non-Voting Preferred Stock shall cease and terminate, excepting only the right to receive DWAC Delivery of such shares of Common Stock or certificates or statements for such shares of Common Stock (or, in each case, cash in lieu of such shares in accordance with Section 6.5.3) and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert Series A Non-Voting Preferred Stock. In no event shall the Series A Non-Voting Preferred Stock convert into shares of Common Stock prior to the Stockholder Approval.

7. Certain Adjustments.

7.1 Stock Dividends and Stock Splits. If the Corporation, at any time while any shares of Series A Non-Voting Preferred Stock are outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of Series A Non-Voting Preferred Stock) with respect to the then outstanding shares of Common Stock; (ii) subdivides outstanding shares of Common Stock into a larger number of shares; or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be (a) multiplied by a fraction the numerator of which shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation) and (b) product thereof shall be rounded down to the nearest whole number. Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination. If any such dividend or distribution is declared but does not occur, the Conversion Ratio shall be readjusted, effective as of the date the Corporation announces that such dividend or distribution shall not occur, to the Conversion Ratio that would then be in effect if such dividend or distribution had not been declared

7.2 Fundamental Transaction. If, at any time while any shares of the Series A Non-Voting Preferred Stock are outstanding, (i) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than such a transaction in which the Corporation is the surviving or continuing entity and its Common Stock is not exchanged for or converted into other securities, cash or property), (ii) the Corporation effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which more than 50% of the Common Stock not held by the Corporation or such Person is exchanged for or converted into other securities, cash or property, or (iv) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 7.1) to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of shares of Series A Non-Voting Preferred Stock the converting Holder shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any Beneficial Ownership Limitation), the same kind and amount of securities, cash or property as such Holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if such conversion of Series A Non-Voting Preferred Stock had occurred immediately prior to such Fundamental Transaction (the “Alternate Consideration”). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then each Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series A Non-Voting Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new certificate of designations with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7.2 and ensuring that the Series A Non-Voting Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered to each Holder, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least twenty (20) calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close.

7.3 Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

8. Redemption. The shares of Series A Non-Voting Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Corporation to purchase or otherwise deal in such shares to the extent otherwise permitted hereby and by law, nor shall the foregoing limit the Holder’s rights under Section 6.5.3.

9. Transfer. A Holder may transfer any shares of Series A Non-Voting Preferred Stock, together with the accompanying rights set forth herein, held by such Holder without the consent of the Corporation; provided that such transfer is in compliance with applicable securities laws, the terms of any contract between the Holder making such transfer and the Corporation (including the Purchase Agreement, in the case of any Holder of shares of Series A Non-Voting Preferred Stock originally issued pursuant to the Purchase Agreement), the terms of the Merger Agreement, in the case of any Holder of shares of Series A Non-Voting Preferred Stock originally issued pursuant to the Merger Agreement and the terms of any lock-up agreement applicable to such shares of Series A Non-Voting Preferred Stock. The Corporation shall in good faith (i) do and perform, or cause to be done and performed, all such further acts and things, and (ii) execute and deliver all such other agreements, certificates, instruments and documents, in each case, as any holder of Series A Non-Voting Preferred Stock may reasonably request in order to carry out the intent and accomplish the purposes of this Section 9. The transferee of any shares of Series A Non-Voting Preferred Stock shall be subject to the Beneficial Ownership Limitation applicable to the transferor as of the time of such transfer.

10. Series A Non-Voting Preferred Stock Register. The Corporation shall maintain or cause its transfer agent to maintain, at the Corporation’s principal executive offices or the offices of such transfer agent (or such other office or agency of the Corporation as the Corporation may designate by notice to the Holders in accordance with Section 11), a register for the Series A Non-Voting Preferred Stock (the “Share Register”), in which the Corporation shall record (i) the name, address, and electronic mail address of each holder in whose name the shares of Series A Non-Voting Preferred Stock have been issued and (ii) the name, address, and electronic mail address of each transferee of any shares of Series A Non-Voting Preferred Stock. The Corporation may deem and treat the registered Holder of shares of Series A Non-Voting Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Corporation shall keep the register open and available at all times during regular business hours for inspection by any holder of Series A Non-Voting Preferred Stock or his, her or its legal representatives.

11. Notices. Any notice or other communication required or permitted by the provisions of this Certificate of Designation to be given to a Holder of shares of Series A Non-Voting Preferred Stock shall be mailed, postage prepaid, to the post office address provided in the Purchase Agreement or last shown on the records of the Corporation (including the Share Register), or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

12. Book-Entry; Certificates. The Series A Non-Voting Preferred Stock will be issued in book-entry form; provided that, if a Holder requests that such Holder’s shares of Series A Non-Voting Preferred Stock be issued in certificated form, the Corporation will instead issue a stock certificate to such Holder representing such Holder’s shares of Series A Non-Voting Preferred Stock. To the extent that any shares of Series A Non-Voting Preferred Stock are issued in book-entry form, references herein to “certificates” shall instead refer to the book-entry notation relating to such shares.

13. Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders, except as expressly set forth in this Section 13. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Corporation or a Holder must be in writing. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders of Series A Non-Voting Preferred Stock granted hereunder may be waived as to all shares of Series A Non-Voting Preferred Stock (and the Holders thereof) upon the written consent of the Holders of a majority of the shares of Series A Non-Voting Preferred Stock then outstanding (the “Required Holders”); provided, however, that the Beneficial Ownership Limitation applicable to a Holder, and any provisions contained herein that are related to such Beneficial Ownership Limitation, cannot be modified, waived or terminated without the consent of such Holder and in no event shall such modification, waiver or termination have the result of increasing any Beneficial Ownership Limitation in an amount in excess of 19.99%; provided further, that any proposed waiver that would, by its terms, have a disproportionate and materially adverse effect on the rights, privileges, duties, obligations or limitations applicable to any Holder(s) (in its (or their) capacity as such) shall require the consent of such Holder(s).

14. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

15. Status of Converted Series A Non-Voting Preferred Stock. If any shares of Series A Non-Voting Preferred Stock shall be converted, redeemed or otherwise acquired by the Corporation, such shares shall, to the fullest extent permitted by applicable law, be retired and cancelled upon such acquisition, and shall not be reissued as a share of Series A Non-Voting Preferred Stock. Any share of Series A Non-Voting Preferred Stock so acquired or otherwise cancelled in accordance with Section 6.5.3 shall, upon its retirement and cancellation, and upon the taking of any action required by applicable law, resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as “Series A Non-Voting Convertible Preferred Stock.”

16. Fractional Shares of Series A Non-Voting Preferred Stock. Shares of Series A Non-Voting Preferred Stock may be issued in fractions up to the nearest one thousandth of a share that entitle the Holder, in proportion to such Holder’s fractional shares, to exercise voting rights as set forth herein, receive dividends, participate in distributions and have the benefit of all other rights of Holders.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Processa Pharmaceuticals, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock to be duly executed by its Chief Financial Officer on July 28, 2026.

PROCESSA PHARMACEUTICALS, INC.

By:	/s/ Russell Skibsted
Name:	Russell Skibsted
Title:	Chief Financial Officer

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK)

The undersigned Holder hereby irrevocably elects to convert the number of shares of Series A Non-Voting Preferred Stock indicated below, represented in book-entry form, into shares of common stock, par value $0.0001 per share (the “Common Stock”), of Processa Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), as of the date written below. If securities are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (the “Certificate of Designation”) filed by the Corporation with the Secretary of State of the State of Delaware on July 28, 2026.

As of the date hereof, the number of shares of Common Stock beneficially owned by the undersigned Holder (together with such Holder’s Attribution Parties), including the number of shares of Common Stock issuable upon conversion of the Series A Non-Voting Preferred Stock subject to this Notice of Conversion, but excluding the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series A Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained in Section 6.4 of the Certificate of Designation, is less than its Beneficial Ownership Limitation. For purposes hereof, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Commission. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable regulations of the Commission.

CONVERSION CALCULATIONS:

Date to Effect Conversion:

Number of shares of Series A Non-Voting Preferred Stock owned prior to Conversion:

Number of shares of Series A Non-Voting Preferred Stock to be Converted:

Number of shares of Common Stock to be Issued:

Address for delivery of physical certificates:

If shares are to be issued in book entry form, please so indicate by checking the following box: ☐

For DWAC Delivery, please provide the following:

Broker No.:

Account No.:

[HOLDER]

By:
Name:
Title: